UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., 3400 Jackson Street, Dubuque, IA 52001

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
(Name of Plan)

Date: June 30, 2008	/s/ Timothy E. Hall
Timothy E. Hall
Vice President-Finance, Chief Financial Officer and
Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, MN

June 26, 2008

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments at fair value:
Flexsteel Industries, Inc. common stock	$1,691,604	$1,685,975
Mutual funds	4,034,004	4,165,346
Common/collective trust fund	13,241,277	9,878,099
Investment contract	1,175,292	3,143,546
Pooled separate accounts	41,012,584	42,967,863

Total investments	61,154,761	61,840,829

EMPLOYER CONTRIBUTIONS RECEIVABLE	102,826	104,035

EMPLOYEE CONTRIBUTIONS RECEIVABLE	138,856	145,810

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	61,396,443	62,090,674

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT RESPONSIVE
INSTRUMENT CONTRACTS	85,895	156,793

NET ASSETS AVAILABLE FOR BENEFITS	$61,482,338	$62,247,467

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Employee contributions	$1,972,751	$2,006,820
Employer contributions	1,322,975	1,285,817
Dividend and interest income	152,731	236,257
Net appreciation in fair value of assets (Note 3)	3,311,256	6,219,167
Transfers from other plans (Note 1)	60,115	43,249

Total additions	6,819,828	9,791,310

DISTRIBUTIONS	(7,581,037)	(4,704,200)

ADMINISTRATIVE EXPENSES	(3,920)	(2,838)

NET (DECREASE) INCREASE	(765,129)	5,084,272

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	62,247,467	57,163,195

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$61,482,338	$62,247,467

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The Plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company and American Trust & Savings Bank of Dubuque, Iowa (collectively referred to as the “Custodians”). American Trust & Savings Bank holds the Flexsteel Industries, Inc. common stock fund only. A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Transfers — During the years ended December 31, 2007 and 2006, the Plan received transfers from other company benefit plans totaling $60,115 and $43,249, respectively, related to certain employee job classification changes.

Contributions and Vesting — The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 6% maximum) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $15,500 and $15,000 in calendar year 2007 and 2006, respectively. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay; such additional discretionary contributions vest over six years (20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years). Discretionary Company contributions may be made in either cash or Company stock, at the Company’s discretion. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2007 and 2006, forfeitures totaled $29,044 and $41,117, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and allocations of Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Plan participants direct their contributions to any of the 18 investment accounts available. The investment option in the Guaranteed Interest Account is not benefit responsive because participants may not be able to transact at contract value for transactions such as investment transfers, early withdrawals or termination. The Guaranteed Interest Account is presented at fair market value of $1,175,293 and $3,143,546 as of December 31, 2007 and 2006, respectively. The contract value of the Guaranteed Interest Account was $1,184,039 and $3,204,192 as of December 31, 2007 and 2006, respectively. Participants will not pay a surrender charge for distributions to participants and qualified domestic relations orders (during 60-day window following event), beneficiaries (during 120-day window), due to normal retirement (during 60-day window after normal retirement date and a second 60-day window after actual physical retirement) or minimum distributions. Participants will not pay a surrender charge when the U.S. Treasury Rate is equal to or less than the guaranteed rate being credited. Participants will pay a surrender charge when the U.S. Treasury Rate is higher than the guaranteed rate being credited.

Payment of Benefits — Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the later of the date the participant attains age 65, the tenth anniversary of the participant’s entry date, or the date the participant ceases to be an employee. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless an optional form has been selected by the participant or their beneficiary.

Automatic Forms — The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death, or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms — The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66-2/3%, or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70-1/2 (full flexibility option); or (7) single-sum payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fair values of the pooled separate accounts are valued based on the quoted market prices of the underlying investments. The fully benefit-responsive Stable Value Select Fund is stated at fair value and then adjusted to contract value. Fair value of the Stable Value Select Fund is determined based on the audited financial statements of the Fund. The fair values of the conventional investment contracts are based on discounting the related cash flows based on current yields of similar instruments with comparable durations. The Guaranteed Investment Contract is not fully benefit responsive and is stated at fair value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Expenses — Certain administrative expenses of the Plan, such as contract administration, recordkeeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $74,708 and $55,490 for the years ended December 31, 2007 and 2006, respectively.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2007 and 2006, were as follows:

	2007	2006

Principal Private Market Bond and Mortgage Account*	$4,953,876	$5,136,187
Principal Large Cap Stock Index Fund*	13,687,356	14,964,809
Principal Small Company Blend Stock Fund*	5,213,711	6,253,056
Principal Diversified International Separate Account*	7,653,185	6,852,967
Principal Stable Value Select Fund*	13,241,277	10,034,891

* Denotes party-in-interest

The net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2007 and 2006, was as follows:

	2007	2006

Flexsteel Industries, Inc. common stock	$(105,838)	$(199,978)
Guaranteed interest account	71,991	145,734
Mutual funds	300,851	166,458
Common/collective trust funds	499,419	348,675
Pooled separate accounts	2,544,833	5,758,278

	$3,311,256	$6,219,167

4.	RELATED-PARTY TRANSACTIONS

At December 31, 2007 and 2006, the Plan held 140,967 and 134,020 shares, respectively, of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2007 and 2006, the Plan recorded dividend income of $0.52 per share.

Certain Plan investments are managed by Principal Life or its affiliates. Principal Life is the custodian as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

The above transactions are exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002, that the Plan qualifies under the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006

Net assets available for benefits per the financial statements	$61,482,338	$62,247,467

Adjustment from contract value to fair value for fully benefit-responsive investment contract(s)	85,895	156,794
Net assets available for benefits per the Form 5500	$61,396,443	$62,090,673

For the year ended December 31, 2007, the following is a reconciliation of total additions per the financial statements to the Form 5500:

Total additions per the financial statements	$6,819,828
Transfers from other plans	(60,115)

Adjustment from contract value to fair value for fully benefit-responsive investment contract (prior year)	156,794
Adjustment from contract value to fair value for fully benefit-responsive investment contract (current year)	(85,895)
Total Income per Form 5500	$6,830,612

******

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES

RETIREMENT AND 401(k) PLAN

(Plan #007 EIN: 42-0442319)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Current Value

Common Stock — Flexsteel Industries, Inc. common stock (1)	$1,691,604
Mutual Funds:
Vanguard Explorer Fund	1,692,787
American Funds Growth Fund of America	2,341,217
Principal Life Insurance Company (2):
Guaranteed Interest Account (interest rate ranges: 2.45%–3.78%)	1,175,292
Stable Value Select Fund	13,241,277
Pooled Separate Accounts:
Money Market Account
Private Market Bond and Mortgage Account	4,953,876
Large Cap Stock Index Fund	13,687,356
Large Cap Blend Account	21,082
Mid Cap Stock Index Fund	2,498,964
Small Company Blend Stock Fund	5,213,711
Large Cap Value Account	1,384,493
Diversified International Separate Account	7,653,185
Lifetime Strategic Income Account	269,829
Lifetime 2010 Account	2,494,055
Lifetime 2020 Account	1,807,382
Lifetime 2030 Account	558,440
Lifetime 2040 Account	297,151
Lifetime 2050 Account	173,060

TOTAL	$61,154,761

(1)	Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2)	Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.